UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 16, 2020
Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Ordinary and Extraordinary Shareholders’ Meeting held on April 16, 2020

Dear Sirs,

In compliance with section 4, Chapter II, Title II of the CNV Rules and section 79 of the Listed Rules of BYMA, below you will find a summary of the resolutions approved by the Ordinary and Extraordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. held on April 16, 2020.

As already informed and due to the extension of the lockdown (“social, preventive and mandatory isolation”) pursuant to Executive Order No. 297 (and its extensions) issued by the Argentine Government, the meeting was held remotely, in compliance with section 61 of the Argentine Capital Markets Law No. 26.831, General Resolution N°830/2020 of the CNV and section 18 of the company’s bylaws.

Florencia Puch, appointed by the Corporate Governance and Investor Protection Department of the CNV as comptroller, and Pablo Gustavo Salina, in representation of the Buenos Aires Stock Exchange, attended the meeting.

1°) Appointment of the persons in charge of subscribing the minute.

With a majority of votes, it was resolved that the minutes of the meeting would be prepared and signed, together with the Company's President, by the representative of the shareholder Intercement Trading e Inversiones S.A and by the representative of the Branch of Citibank N.A. in the Argentine Republic.

2°) Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year No. 95 ended on December 31st, 2019.

With a majority of votes, it was resolved to skip the reading and transcription in the meeting minutes and to approve the annual report and the documentation set for in Section 234, paragraph 1) of Law No. 19,550 together with the rest of the documents corresponding to the regular fiscal year No. 95 ended as of December 31, 2019.

3°) Consideration of the positive unallocated earnings of the year ended on December 31st, 2019 of the amount of ARS 3,839,187,323. Consideration of the proposal of the Board of Directors to allocate a portion of said sum to the legal reserve and the balance to increase the optional reserve.

With a majority of votes, it was resolved to: (i) allocate AR$ 127,697,328 to the Legal Reserve which, as a consequence, is increased to AR$ 705,910,172, reaching the 20% limit established by section 70 of Argentine Law N° 19,550.; and (ii) allocate the remaining balance of the net profit for the year, that is, AR$ 3,711,489,995, to increase the Optional Reserve given the current investment plan in property, plant and equipment of the Company.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

4°) Consideration of the performance of the members of the Board of Directors for the year ended December 31, 2019.

With a majority of votes, the performance of all the members of the Board of Directors for the year ended December 31, 2019 was approved pursuant to Section 275 of Law No. 19,550.

5°) Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2019.

With a majority of votes, the performance of the members of the Supervisory Committee for the year ended on December 31, 2019 was approved.

6°) Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2019 of ARS 71,320,429 (total amount of remunerations).

With a majority of votes, the remuneration of the Board of Directors that corresponds to the year that ended on December 31, 2019 was approved.

7°) Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2019.

With a majority of votes the remuneration of the members of the Supervisory Committee for the year ended on December 31, 2019 (i.e., AR$ 2,266,875) was approved.

8°) Setting of the number of directors and appointment of the regular and alternate members for year 2020. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

With a majority of votes it was resolved: (i) to set the number of Directors in 9 (nine), with no appointment of Alternate Directors; and (ii) to appoint Messrs. Franklin Lee Feder, Sergio Damián Faifman, Flávio Mendes Aidar, Luiz Augusto Klecz, Paulo Diniz, Carlos Boero Hughes, Diana Elena Mondino, Sergio Daniel Alonso and César Javier Graña as Directors for the year ending on December 31, 2019.

With a majority of votes a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course was also approved.

9°) Appointment of the regular and alternate members of the Supervisory Committee for year 2020.

With a majority of votes, it was resolved to appoint the following persons as members of the Supervisory Committee for year 2020: (i) Full Members: Omar Raúl Rolotti, Antonio Juan Lattuca and Esteban Pedro Villar; (ii) and Alternate Members: Paola Lorena Rolotti, Carlos Roberto Chiesa and Jose Alanis.

10°) Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2020.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

With a majority of votes, it was resolved to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) as External Auditors of the Company for 2020, and, in particular, Mr. Adrián Gabriel Villar as Principal Partner and Mr. José Alberto Coya Testón as Alternate Partner.

11°) Approval of the fees of the External Auditors for the year ended on December 31st, 2019.

With a majority of votes the fees of the External Auditors for the year ended on December 31, 2019 (i.e., AR$ 6,.465,547 without VAT) were approved.

12°) Consideration of the fees of the External Auditors for the year 2020.

With a majority of votes, it was resolved to postpone the consideration of the fees of the External Auditors for the year ended on December 31, 2020 for the next annual shareholders meeting.

13°) Approval of the budget of the Audit Committee for 2020.

With a majority of votes, the budget of the Audit Committee for the fiscal year 2019 was set in AR$ 75,120,000 (without VAT).

14°) Creation of a global program for the issuance of Negotiable Obligations (obligaciones negociables) in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amendments and supplemented, and Title II of the Rules of the Argentine Securities Commission (Comisión Nacional de Valores or CNV) (NT 2013 and amendments) for a maximum amount outstanding at any time of up to US $ 150,000,000 (United States dollars one hundred fifty million) or its equivalent in other currencies (the "Program").

With a majority of votes it was approved the creation of a global program for the issuance of Negotiable Obligations (obligaciones negociables) in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amendments and supplemented, and Title II of the Rules of the Argentine Securities Commission (Comisión Nacional de Valores or CNV) (NT 2013 and amendments) for a maximum amount outstanding at any time of up to US $ 150,000,000 (United States dollars one hundred fifty million) or its equivalent in other currencies, to count with resources to allow a continued growth.

15°) Approval of the issuance of simple negotiable obligations not convertible into shares for up to a maximum nominal amount equivalent to 50,000,000 United States dollars (US $ fifty million) or its equivalent in other currencies under the Program, to be issued in one, two or more series (the “Negotiable Obligations”), as determined by the Board of Directors.

With a majority of votes it was approved the issuance of simple negotiable obligations not convertible into shares for up to a maximum nominal amount equivalent to 50,000,000 United States dollars (US $ fifty million) or its equivalent in other currencies under the Program, to be issued in one, two or more series as determined by the Board of Directors.

16°) Granting of powers to the Board of Directors for setting the terms and conditions of the Program and of the Negotiable Obligations, with the power to sub-delegate said powers to one or more directors and/or officers of the Company.

With a majority of votes it was approved to grant powers to the Board of Directors to implement the decisions approved in the previous points and for setting the remaining terms and conditions of the Program and of the Negotiable Obligations, with the power to sub-delegate said powers to one or more directors and/or officers of the Company.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

17°) Granting of the corresponding authorizations to carry out the necessary steps, documents and filings regarding the decisions made by the shareholders concerning the Program and the issuance of the Negotiable Obligations in points 14 to 16 above.

With a majority of votes it was approved to authorize Messrs.Gabriel Matarasso, Agustina María Ranieri, Ariana Magalí Iglesias, Thomas Heilborn, Carolina Fiuza, Maximiliano Cuello Bratina, Valentina Kainarsky, Tomás Arrambide, Sergio Tálamo, María Manuela Lava, Jacqueline Berkenstadt, Josefina Griot, Lucía del Valle Lietti, Milagros Caneda, Gonzalo Spada, Ignacio Paz, Lucrecia Loureiro, José Tomás Miguens, Gastón Sayús and/or whoever they may appoint to carry out the necessary steps, documents and filings regarding the decisions made by the shareholders concerning the Program and the issuance of the Negotiable Obligations in points 14 to 16 above.

18°) Consideration of the amendment of section fourteenth of the Bylaws in order to grant powers to the Board of Directors to approve the issuance of negotiable obligations, in accordance with the provisions of article 9 of the Negotiable Obligations Law No. 23,576, as amended and supplemented.

With a majority of votes it was approved to amend section fourteenth of the Bylaws in order to grant powers to the Board of Directors to approve the issuance of negotiable obligations, in accordance with the provisions of article 9 of the Negotiable Obligations Law No. 23,576, as amended and supplemented.

19°) Approval of restated Bylaws.

With a majority of votes restated Bylaws were approved in order to reflect the amendment of section fourteenth.

20°) Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

With a majority of votes, it was resolved to authorize Messrs. Lucrecia Loureiro, Gastón Sayús, Mariana Villares and José Tomás Miguens so that, any of them in an indistinct manner, may obtain administrative consents and register all the resolutions taken by the Company before the Public Registry of Commerce of Buenos Aires (IGJ), the CNV (including the Financial Information Highway), the Buenos Aires Stock Exchange (BYMA), the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and any other relevant authority, granting them power to sign documents, issue deeds, take notice and answer requirements, and make the corresponding publications.

Sincerely,

___________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 17, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer